CVF Technologies Corporation

8604 Main Street, Suite 1

Williamsville, New York 14221

February 6, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

Re:

CVF Technologies Corporation

Form 10-KSB for the Fiscal Year Ended December 31, 2004

File No. 001-12743

We respectfully request relief from the strict application of Rule 3-09 of Regulation S-X, as such application is unreasonable under the circumstances, as discussed below.  More specifically, CVF hereby requests that the Securities Exchange Commission (the “SEC”) not require CVF to include separate financial statements in its Form 10-KSB for the fiscal year ended December 31, 2004, as well as future CVF Form 10-KSB filings, for its investee, Biorem Technologies, Inc. (“Biorem”), a publicly held Ontario corporation listed on the Toronto Venture Exchange.

In the event you find that separate financial statements for Biorem must be included in CVF’s Forms 10-KSB, we alternatively request that CVF be allowed to incorporate such financial statements by reference to Biorem’s public filing of its annual audited financial statements on the System for Electronic Document Analysis and Retrieval (“SEDAR”), the electronic filing system for the disclosure documents of public companies and investment funds in Canada, without CVF’s initial Form 10-KSB filing thereby being considered deficient.

Discussion

We believe that filing separate audited financial statements for Biorem is unreasonable for the reasons set forth below.

(a)

Biorem is CVF’s only investee for which the assets and income or loss meet or exceed the 20% measurement criteria set forth in Rule 3-09. Such decrease in ownership from in excess of 50% at October 2004, to 20% to 50% is temporary and will likely to drop below 20% with the passage of time as CVF continues to dispose of its shares through

United States Securities and Exchange Commission

February 6, 2006

2006 and 2007. Although since CVF ( December 2005) has recently sold a separate unrelated majority owned subsidiary ( Gemprint) for a large sum of cash, CVF has no immediate economic need to sell such shares in Biorem, other than to diversify its holdings. In addition as a direct result of the sale of Gemprint, the unaudited recorded investment balance of Biorem is $700,000 at December 31, 2005, while the total consolidated assets of CVF are $4,700,000, (therefore Biorem represents 15% of CVF’s assets). We are unable to approximate unaudited income derived from Biorem for 2005, as well as the total unaudited income of CVF for 2005, however we do know that Biorem income will be less than last year, though. As a result of the changes in 2005, we believe the separate financials of Biorem will no longer be required.

(b)

At December 31, 2004, CVF held a 48.4% interest in Biorem; at December 31, 2005, due to dispositions by CVF of its Biorem shares, this interest is approximately 27%.  The decrease is a direct result of the 2004 Biorem recapitalization plan, whereby additional new equity was raised for Biorem and Biorem became a stand alone public entity in the January of 2005.

(c)

Upon Biorem executing it recapitalization plan, CVF was required to enter into a lock up arrangement whereby 885,000 shares of such stock could be sold every six months over a three year period, hence Biorem is now governing the disposition of CVF’s equity holdings to some degree.

(d)

CVF has two seats on the board of directors of Biorem, and though influential in the affairs of Biorem, they no longer are in a control position of its investee, hence we can not force the management of Biorem to allow CVF’s auditors the opportunity to audit the records of its investee and publish their financial results before Biorem releases such data to the public.

(e)

The separate audited Biorem’s financial information is already provided and publicly available over the internet similar to the CVF’s filings available on the SEC’s website. Biorem, as a publicly held corporation listed on the TSX Venture Exchange, a Canadian national stock exchange (“TSX-V”), files annual audited financial statements on SEDAR and the TSX-V.

(f)

CVF, in Note 5 to its financial statements, includes annual unaudited financial data for Biorem. It also states that separate audited financial statements for Biorem are available for public viewing at www.sedar.com, and our Note 5 includes all reconciling matters between US GAAP and Canadian GAAP with regard to the Biorem audited financials.  In addition, as CVF owned more than 50% of the outstanding stock of Biorem through November 23, 2004, Biorem’s financial information was included in CVF’s consolidated financial results for the fiscal year ended December 31, 2004, through November 23, 2004.  Including separate annual audited financial statements for Biorem in addition to the information already provided in CVF’s 2004 Form 10-KSB would provide very little, if any, value to investors.

United States Securities and Exchange Commission

February 6, 2006

(g)

Including audited financial statements for Biorem would be costly and untimely if included as an exhibit to CVF’s Form 10KSB.  KPMG, LLP (“KPMG”), is currently engaged by Biorem to provide an audit report on Biorem’s financial statements.  KPMG has advised CVF that it will not consent to the inclusion of its audit report on Biorem’s financial statements in CVF’s annual report on Form 10-KSB unless CVF engages KPMG as its auditor for purposes of Biorem’s financial statements.  The expense of KPMG’s services will be significant, plus CVF does not even know if KPMG would accept CVF as a client.  CVF can engage its existing auditor to audit Biorem’s annual financial statements which would be less costly, amounting to approximately $20,000 annually, but more of a problem to effectuate due to the lack of control over Biorem.  Retaining either KPMG or CVF’s current auditors to provide separate audited annual financial statements for Biorem would provide minimal benefit to CVF’s shareholders or the investing public at considerable additional expense. CVF may be constrained from filing its Form 10KSB (due 90 days after year end) and for purposes of including such separate audited financial statements until such time Biorem has released their financials filed on SEDAR and the TSX-V ( due 120 days after year end ) to be publicly available via the internet to the full investment world. Timing of disclosure of Biorem’s financial information is problematic.  As discussed above, Biorem is a publicly held corporation listed on the TSX-V.  As such, Biorem may not disclose its audited financial statements in the U.S. prior to making such information available in Canada, under Canadian securities law. Therefore, CVF cannot provide Biorem’s annual audited financial statements until Biorem has filed such information on SEDAR and with the TSX-V.  CVF is not in a position to control the timing of Biorem’s audit and therefore could not control the timely filing of its Form 10-KSB if it must contain Biorem audited financial statements.

Conclusion

In order for CVF to comply with Rule 3-09 and include Biorem’s separate audited financial information, Biorem would have to make its annual filing in Canada earlier than is required under applicable Canadian law. CVF no longer has a control position at Biorem to require management of Biorem to provide such financial data to comply with the SEC’s Rule 3-09. CVF and Biorem would incur additional financial costs to provide data already being disclosed on the SEDAR. In addition consider the recent changes in the unaudited financial position of CVF as of December 31, 2005, whereby the investment in Biorem is below the criteria elaborated in Rule 3-09 for filing such separate company financials.  Based upon the foregoing discussion, we respectfully request a waiver of the separate audited financial statement requirement, set forth in Rule 3-09 of Regulation S-X, as to CVF’s investee Biorem for CVF’s 2004 Form 10-KSB and as the rule applies to future annual reports of CVF.

In the event that you find that separate financial statements for Biorem must be included in CVF’s Forms 10-KSB, we alternatively request that CVF be allowed to incorporate such financial statements into its Form 10-KSB by reference to Biorem’s annual audited financial statements when filed on SEDAR without CVF’s Form 10-KSB filing thereby being considered

United States Securities and Exchange Commission

February 6, 2006

deficient. Should Biorem not file their annual audited financial statements on SEDAR and /or with the TSX-V, CVF will make every possible effort to have such audited financials filed by amendment with our Form 10KSB.

We will be calling you on February 8, to discuss this matter, as such decision will affect the timing of our annual audit. If you require any additional information or have any questions or comments concerning the above, please contact Robert Miller, our Chief Financial Officer at (716) 565-4711.

Sincerely yours,

Jeffrey I. Dreben
Chief Executive Officer and President

cc:

Ms. Joyce Sweeney